

October 2, 2012

Via E-mail
David W. Biegler
Chief Executive Officer
Southcross Energy Partners, L.P.
1700 Pacific Avenue
Suite 2900
Dallas, Texas 75201

> **Re:** **Southcross Energy Partners, L.P.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed September 14, 2012**
> **File No. 333-180841**

Dear Mr. Biegler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Estimated Cash Available for Distribution, page 63

Assumptions and Considerations, page 64

General considerations and sensitivity analysis, page 64

1. We note that you elected to present projected information as of March 31, 2013 in order to illustrate your anticipated capacities after you have placed in service the growth capital projects that are expected to increase your distributable cash flow for the last six months of the forecast period. Please tell us why the forecasted pipeline systems capacity as of March 31, 2013 should include the pipeline acquisition expected to close October 2013 given that your distributable cash flow projection is for the twelve months ending September 30, 2013.

Revenue, page 67

2. We note that the amount of forecasted revenue described in the fourth paragraph on page 67 differs from the forecasted revenue disclosed in the table on page 63. Please revise.

Southcross Energy Partners, L.P.

Balance Sheet as of April 19, 2012, page F-78

3. Please update Southcross Energy Partners L.P. balance sheet and related financial information included in the prospectus in accordance with Rule 3-12 of Regulation S-X.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Ryan J. Maierson
        Latham & Watkins LLP